October 31, 2008

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:    Peggy Fisher

  Re:
  A123 Systems, Inc.
  Amendment No. 1 to
  Registration Statement on Form S-l
  Filed October 9, 2008
  File No. 333-152871

Ladies and Gentlemen:

        On behalf of A123 Systems, Inc. ("A123" or the "Company"), submitted herewith for filing is Amendment No. 2 ("Amendment No. 2") to the Registration Statement referenced above (the "Registration Statement"). The Company is filing this Amendment No. 2 in response to comments contained in a letter, dated October 24, 2008 (the "Letter"), from Peggy Fisher of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to David Vieau, Chief Executive Officer of A123. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2.

Overview, page 1

1.
In the second paragraph, please explain in more detail the current and projected markets for lithium-ion batteries within the transportation industry. If you retain total market statistics, clarify the current and projected percentage of that market that lithium-ion batteries represent. We note, for example, that the April 2007 report by Manahem Andaman furnished as Tab 2(b) discusses in detail the hybrid electric vehicle battery market and estimates that the market is expected to grow to $1.9 billion by 2012 and will be dominated by the NiMH battery market. Please revise to reconcile this with your current disclosure and to furnish investors with more specific information about the lithium-ion battery market within the transportation industry.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment to remove the total market statistics for the HEV, PHEV and EV markets. Please see page 1 of the prospectus. The Company informs the Staff that it is in the process of obtaining additional, current market data from industry experts and anticipates, based on its review of current data, it will include this market data in a future filing. The Company further advises the Staff that if it includes market data for this industry in a future filing, it will also furnish additional information about the lithium-ion battery market within the transportation industry.

2.
We note your response to prior comment 45 that the GM joint development agreement and the BAE agreement are "neither material in significance or amount." If you retain the references in the second paragraph of your summary, please explain to investors the materiality of these agreements to you.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment to remove the references to GM and BAE in the summary. Please see page 1 of the prospectus.

Industry and Market Opportunity, page 2

3.
Because oil prices have declined significantly since the time of your initial filing, it would be appropriate to revise the first sentence under this caption.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 2 and 70 of the prospectus.

Risks That We Face, page 4

4.
Expand to state in the bullet on page 5 that the patent litigation involves the technology used in Black & Decker products.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment. Please see page 5 of the prospectus.

Because of the research funding we receive. . . . page 21

5.
We note your response to prior comment 9 and the removal of risk factor disclosure regarding march-in rights held by the United States government. Please provide additional support for your determination that the risk is not material to your business. In your response, please include, without limitation, discussion of the following:

•
the technology or technologies subject to march-in rights;

•
the portion of your business that would be affected by the exercise of march-in rights; and

•
the conditions that might prompt the U.S. government to exercise its march-in rights, including whether your patents, or patents that are licensed to you, are subject to U.S. domestic manufacturing requirements.

    Response:    The Company advises that the principal technologies of the Company that would be subject to march-in rights are the patents that the Company exclusively licensed from MIT, including the nanophosphate patent, relating to lithium-ion batteries and their composition (which research received Department of Energy funding). The Company also notes that while the MIT license contains a standard U.S. domestic manufacturing requirement, this requirement has been waived by the Department of Energy. The Company further advises the Staff that it has determined that the exercise of march-in rights by the U.S. government does not present a risk material to the Company's business for the following reasons:

    •
    The intent of the relevant statute that established march-in rights, the Bayh-Dole Act enacted in 1980 (35 USC Sections 200-212), was to ensure that government-funded inventions by small business firms or non-profit organizations that are of public interest are, in fact, developed and commercialized for sale. The Company does not believe that it qualifies as a "small business" as defined under the Bayh-Dole Act. In addition, even if the Company did qualify as a "small business," march-in rights generally apply either where a technology is not being exploited by the funding recipient or in unusual circumstances where the government determines that there is a failure to meet the health and safety needs of consumers. The Company has successfully commercialized its core inventions involving lithium-ion battery materials and manufacturing processes and has made its products available to the public for sale. Moreover, the Company is not engaged in areas that involve public health or safety such as medical, pharmaceutical or biotechnical research.

    •
    To date, the U.S. government's use of the march-in provision has been sparingly used and, to the Company's knowledge, has never been exercised. For example, the National Institutes of Health (the "NIH") have been called upon to consider march-in rights in several cases involving federally funded medical and pharmaceutical research and demands to make patented drugs more widely available. We understand that in all cases, the NIH refused to exercise march-in rights and established a precedent of extreme caution regarding their exercise.

    •
    In the unlikely event that march-rights were exercised by the U.S. government and a license was granted to a third party, the Company's business would not be significantly affected because, in addition to the patent rights involved, the commercialization of its batteries would require a high degree of proprietary know-how (not embedded in the patents alone), as well as a manufacturing infrastructure with specialized and proprietary equipment.

Third parties have asserted that they own or control patents . . . . page 22

6.
Expand to explain in plain English the finding of the PTO. If it found you were in violation of the patent, as noted in press accounts, please say so. Expand to state what effects this litigation has had on your revenues and/or business relationship with Black & Decker.

    Response:    Please see the Company's response to comment 9 regarding expansion of the description of the reexamination process. As discussed in a telephone conversation held on October 27, 2008 between John Chory and Susan Mazur of WilmerHale and Mr. McCann of the Staff, notwithstanding any press accounts that may have been made available to the Staff, the Company has never been found to be in violation of the patents at issue. Furthermore, the PTO determines only questions of patentability, not infringement, in a reexamination hearing. The Company further notes, as discussed with Mr. McCann, that the outstanding litigation has not had a material effect on the Company's revenues or business relationship with Black & Decker, and therefore believes such disclosure is not appropriate for a risk factor.

Revenue, page 58

7.
Expand to quantify the decline in revenue from your most significant customer for the six-month period, and state the reasons for the decline.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment. Please see page 58 of the prospectus.

Intellectual Property, page 85

8.
We note the third paragraph of your response to prior comment 35. Please discuss your intellectual property rights with respect to your research and development efforts with the U.S. government, other government agencies and commercial customers. Please specifically address the status of intellectual property rights under your contracts with the United States Advanced Battery Consortium.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment. Please see page 86 of the prospectus.

Legal Proceedings, page 86

9.
Please revise the disclosure in the second paragraph on page 87 to explain more clearly what the PTO decision means and how that affects the registrant and its products. By saying that Hydro-Quebec and UT can assert "only" the claims of the reexamination certificate," you seem to be implying that this is not very significant to the registrant. Please clearly describe the significance of this finding.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment to further describe in plain English the reexamination process and the PTO decision. Please see pages 86 and 87 of the prospectus.

Annual Cash Incentive Bonus, page 97

10.
We note your amended disclosure in response to prior comment 20. Please disclose the 2007 targets for total revenue, profit, ending cash, product cost reductions, financing objectives and revenue generated from new customers.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment to further describe the 2007 financing target. Please see page 98 of the prospectus. The Company believes that Instruction 4 to Regulation S-K Item 402(b) is applicable to the performance criteria of the remaining 2007 targets described under "Annual Cash Incentive Bonus" of the Registration Statement because the quantitative financial targets incorporated into the executive incentive plans are sensitive and confidential financial data, the disclosure of which would result in competitive harm to the Company. Disclosure of these 2007 targets, which reflects management's internal views on certain financial metrics, would provide competitors and other third parties with valuable insight into the Company's past, current and future projections and financial outlook. The Company treats these internal financial performance targets as confidential, has not in the past disclosed them publicly and does not plan to do so in the future. In addition, the Company notes that the targets established by the Company's compensation committee are "stretch" goals. The Company believes that its competitors would use any discrepancies between target metrics and actual results to their advantage in sales pitches to current or potential customers of the Company by incorrectly correlating such discrepancies with evidence of the success or failure of the Company's products to perform effectively or be accepted by the market and by inaccurately citing them as evidence that the Company is unable to execute on its operational targets.

    The Company believes that disclosure of goals relating to revenue generated from new customers would provide competitors with vital insight into the Company's perspectives on its prospects for new customers. In addition, public disclosure of the details of internal cost reduction goals would provide the Company's customers with insight into the costs of making the Company's batteries and expected profit margin, thereby allowing the customers to negotiate lower prices with the Company. It would also provide the Company's suppliers with information they could use in negotiations against the Company, which could make it more expensive to operate efficiently which, in turn, would harm the Company's ability to compete on the basis of price.

    Finally, some intended goals are by design intended to motivate management to exceed expectations and do no reflect the reasonable expectations of the Board. The Company believes disclosure of such goals could be misleading to investors and would not provide any meaningful information.

Related Person Transactions, page 108

11.
We note that GE announced this week a $30 million investment in the registrant. Please discuss here.

    Response:    As discussed in a telephone conversation held on October 27, 2008 between John Chory and Susan Mazur of WilmerHale and Mr. McCann of the Staff, this $30 million investment relates to GE's investment in the Company in May 2008, which is disclosed on page 110 of the prospectus.

Principal and Selling Stockholders, page 111

12.
We note your amended disclosure in response to prior comment 23 and reference footnotes 1 and 14. Please disclose the names of the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of entities affiliated with North Bridge Venture Partners.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 113-114 of the prospectus.

Undertakings, page II-4

13.
You do not appear to have revised your disclosure in response to prior comment 25. We therefore reissue the comment.

    Response:    The Company has revised the Registration Statement in response to the Staff's comment. Please see page II-5 of the prospectus.

Exhibits

14.
We note your response to prior comment 45 and your statement that you are unable to publicly disclose all of your contractual agreements due to the unwillingness of several customers to waive confidentiality provisions of the agreements. Please tell us whether you have concluded that each of your agreements with undisclosed customers is not material to your business.

    Response:    The Company submits that is has concluded that each of its agreements with its undisclosed customers (the "Undisclosed Agreements") is not material to its business. The Undisclosed Agreements relate to development or supply arrangements with customers in the transportation industry. As previously noted, since 2007, the Company has been entering into development and supply relationships in the transportation market in the ordinary course of its business. In addition, the Company considered the following factors in concluding that none of these agreements is material to its business:

    •
    None of the Undisclosed Agreements provides for an exclusive arrangement, except for one arrangement which is limited in that it is exclusive as to a specific type of car that is not a consumer-oriented, passenger vehicle and which is not a focus of the Company's efforts in the transportation industry;

    •
    Of the Undisclosed Agreements, only one of these agreements accounted for more than 1.2% of the Company's revenue for the six-month period ended June 30, 2008. While the revenue under this agreement represents 9.7% of the Company's revenue for the six-month period ended June 30, 2008, there are no guaranteed minimums under this contract.

    •
    The Company's business is not substantially dependent on any of the relationships covered by the Undisclosed Agreements, and if any one of these agreements terminated, the Company believes that it could replace any lost revenue attributable to one of these customers by adding one or more new customers.

        If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur
Susan L. Mazur

cc (via facsimile):	Eric Pyenson, Esq., Vice President & General Counsel, A123 Systems, Inc., fax: (617) 924-8910